EXHIBIT 15.2

Consent of Independent Registered Public Accounting Firm

We hereby consent to the use in the Registration Statement on Form 20-F of our report dated November 30, 2006 relating to the consolidated statement of loss and deficit and cash flows of Eugenic Corp. for the year ended August 31, 2006 (which report expresses an unqualified opinion on the consolidated statement of loss and deficit and includes a separate report titled Comments by Auditors for U.S. Readers on Canada – U.S. Reporting Difference referring to conditions and events that cast substantial doubt on the Corporation’s ability to continue as a going concern, such as those described in the summary of significant accounting policies).

s/BDO Dunwoody LLP

Independent Registered Public Accounting Firm
Toronto, Ontario, Canada
April 29, 2009